

August 5, 2010

Via Facsimile (804) 780-0643

Mr. Peter T. Socha
Chairman, President, and Chief Executive Officer
James River Coal Company
901 E. Byrd Street, Suite 1600
Richmond, Virginia 23219

> **Re:** **James River Coal Company**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed February 26, 2010**
> **File No. 0-51129**

Dear Mr. Socha:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2009

Business, page 2

Mine Health and Safety Laws, page 10

1.   We note your discussion here, and also in a risk factor on page 23 in regard to the risks posed by the regulation of underground mining. In that risk factor you disclose that the Mine Safety and Health Administration (MSHA) has in the past notified certain of your mines that a potential pattern of violations may exist. Please tell us about your safety program including capital expenditures, safety initiatives, and statistical measures, such as those statistics reported by MSHA, that your organization utilizes to monitor performance. Please indicate if any of the mine operations under your control have been

closed or shutdown during your 2009 fiscal year as a result of an accident or safety concern.

Executive Compensation, page 56 (incorporated by reference to the Definitive Proxy Statement filed on April 30, 2010)

2.   We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K, although you state on page 8 of your proxy that "[t]he Compensation Committee assists the Board in fulfilling its oversight responsibilities with respect to the management of risks arising from [your] compensation policies and programs." Please advise us of the basis for your conclusion that disclosure in response to this item is unnecessary and describe the process you undertook to reach that conclusion.

Compensation of Executive Officers and Directors, page 13

Compensation Discussion and Analysis, page 13

Elements of Compensation, page 14

Base Salary, page 14

3.   We note your disclosure on pages 13-14 that your compensation committee examined the compensation practices of certain peer companies. Please clarify the committee's rationale for modifying the peer group used in setting 2010 salaries, as compared to the peer group recommended by Towers Perrin and used (apparently) during the period of 2006-2009. Refer to Item 402(b)(2)(xiv) of Regulation S-K.

Bonuses, page 14

4.   We note your disclosure on pages 14-15 concerning the bonuses awarded to your named executive officers in 2010 from the bonus plan formalized in 2007. In particular, you state on page 15 that the amounts were determined based on achievement under the safety component of the plan and in accordance with the board discretion permitted in determining awards. Please expand your disclosure to describe the matrix that you use to measure safety performance and quantify the number of workplace accidents that took place in 2009. Also disclose the EBITDA target and your achievement relative to the target, if the committee actually set an EBITDA target for purposes of incentive compensation in 2009. Refer to Item 402(b)(2)(vi) and –(vii) of Regulation S-K and comment 10 of our letter dated July 31, 2008.

5.   In response to comment 11 of our letter dated July 31, 2008, you stated that in future filings you would disclose that, under the bonus plan as approved by the compensation committee in 2007, Mr. Socha is eligible to receive a bonus of up to 60% of his salary,

specifying the factors that go into the determination of any award made to Mr. Socha. Please provide this disclosure.

Equity Incentives, page 15

6.   We note your disclosure on page 15 that "[f]or 2009 and prior years, annual restricted stock has been issued to employees as determined by the Chief Executive Officer and Chief Operating Officer from a pool of stock approved by the Compensation Committee." Please clarify whether Mr. Socha or Mr. Lane participated or made recommendations concerning the 2009 awards of 40,000 and 20,000 shares they received, respectively..

Severance and Change-in-Control Arrangements, page 22

7.   Please revise your table on page 22 to include the estimated amounts your named executive officers would have received assuming there had been a change-in-control transaction effective on December 31, 2009, but no one had been terminated in connection with the change in control (i.e. assuming a single trigger under your severance and retention plan). For instance, include the estimated value of Mr. Socha's accelerated vesting. Refer to Item 402(j)(2) of Regulation S-K.

Certain Relationships and Related Transactions, page 56 (incorporated by reference to the Definitive Proxy Statement filed on April 30, 2010)

Related Person Transactions, page 12

8.   Please disclose the standards by which your audit committee reviews any transaction which may be required to be disclosed under Item 404 of Regulation S-K. Refer to Item 404(b)(1) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Kevin Dougherty at (202) 551-3271, or in his absence, Alexandra M. Ledbetter at (202) 551-3317 with any other questions. If you require further assistance, you may contact the undersigned at (202) 551-3740.

Sincerely,

H. Roger Schwall
Assistant Director